SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
__________________

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT
PURSUANT TO SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

ELAN CORPORATION, PLC
(Name of Subject Company)

ELAN CORPORATION, PLC
(Names of Person Filing Statement)

______________________________

Ordinary Shares, par value €0.05 each
(Title of Class of Securities)

______________________________

G29539106

(CUSIP Number of Class of Securities)

______________________________

American Depositary Shares, each representing one Ordinary Share
(Title of Class of Securities)

______________________________

284131208

(CUSIP Number of Class of Securities)

______________________________

William F. Daniel

Elan Corporation, plc

Treasury Building

Dublin 2, Ireland

011-353-1-709-4000

(Name, Address and Telephone Number of Person Authorized to Receive

Notice and Communications on Behalf of the Person Filing Statement)

Copies to:

Christopher T. Cox, Esq. Cadwalader, Wickersham & Taft LLP One World Financial Center New York, New York 10281 (212) 504-6000

[_]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended from time to time, the “Statement”) originally filed by Elan Corporation, plc, a public limited company organized under the laws of Ireland (“Elan”), with the Securities and Exchange Commission on May 15, 2013, relating to the unsolicited offer by Echo Pharma Acquisition Limited, a private limited company incorporated under the laws of Ireland (“Royalty Pharma”), as disclosed in the Tender Offer Statement on Schedule TO, dated May 2, 2013, as amended, to exchange each outstanding ordinary share of €0.05 each of Elan (“Elan Shares”), including Elan Shares represented by American Depositary Shares, for US$12.50 in cash, upon the terms and subject to the conditions set forth in (i) the Cash Offer, dated May 2, 2013, as amended (the “Offer Document”), and (ii) the related revised forms of acceptance and Letter of Transmittal. Except as specifically noted herein, the information set forth in the Statement remains unchanged.

ITEM 4.	THE SOLICITATION OR RECOMMENDATION.

Item 4 is hereby amended and supplemented by reference to the information under the heading “Royalty Pharma Offer Substantially Undervalues Elan Today” in Part 1 of Exhibit (a)(8) hereto.

ITEM 8.	ADDITIONAL INFORMATION.

Section 8.1 of Exhibit (a)(1) to the Statement is hereby amended and supplemented to include the following as the penultimate paragraph thereof:

“The Theravance Agreement provides an undertaking by Elan that the shareholder circular relating to the EGM will contain a recommendation from Elan’s board of directors to its shareholders to vote in favor of the Theravance Transactions and that such recommendations will not be withdrawn, modified or altered in any way without Theravance’s prior written consent. If the Elan board were to breach this provision of the Theravance Agreement, Elan could be exposed to a claim for damages for breach of contract and such damages would not be subject to limitation or “cap” under any provision of the Theravance Agreement.”

ITEM 9.	EXHIBITS.

The following exhibits are filed herewith or incorporated herein by reference:

Exhibit Number	Description
(a)(1)*	Response to Royalty Pharma’s offer by the board of directors of Elan, May 15, 2013 (incorporated by reference to Exhibit (a)(1) to the Solicitation/Recommendation Statement on Schedule 14D-9 of Elan Corporation, plc filed with the Commission on May 15, 2013)
(a)(5)	Royalty Participation Agreement between Theravance, Inc. and Elan Corporation, plc dated May 12, 2013 (incorporated by reference to Exhibit 99.1 of the Report of Foreign Issuer on Form 6-K of Elan Corporation, plc filed with the Commission on May 17, 2013)
(a)(6)	Share Purchase Agreement by and between Dr. Rudolf Stefan Widmann, SASR Neunundvierzigste Beteiligungsverwaltung GmbH and Elan Corporation, plc dated May 19, 2013
(a)(7)	Transaction Agreement between Elan Pharma International Limited and Nerano Pharma Limited dated May 19, 2013
(a)(8)	Circular to Shareholders and ADS Holders, dated May 27, 2013
(a)(9)	Press release, dated May 27, 2013
* Previously filed.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ELAN CORPORATION, PLC

By:	/s/ William F. Daniel
Name: William F. Daniel Title: Executive Vice President and Company Secretary

Dated: May 28, 2013

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EXHIBIT INDEX

ITEM 9.	EXHIBITS.

The following exhibits are filed herewith or incorporated herein by reference:

Exhibit Number	Description
(a)(1)*	Response to Royalty Pharma’s offer by the board of directors of Elan, May 15, 2013 (incorporated by reference to Exhibit (a)(1) to the Solicitation/Recommendation Statement on Schedule 14D-9 of Elan Corporation, plc filed with the Commission on May 15, 2013)
(a)(5)	Royalty Participation Agreement between Theravance, Inc. and Elan Corporation, plc dated May 12, 2013 (incorporated by reference to Exhibit 99.1 of the Report of Foreign Issuer on Form 6-K of Elan Corporation, plc filed with the Commission on May 17, 2013)
(a)(6)	Share Purchase Agreement by and between Dr. Rudolf Stefan Widmann, SASR Neunundvierzigste Beteiligungsverwaltung GmbH and Elan Corporation, plc dated May 19, 2013
(a)(7)	Transaction Agreement between Elan Pharma International Limited and Nerano Pharma Limited dated May 19, 2013
(a)(8)	Circular to Shareholders and ADS Holders, dated May 27, 2013
(a)(9)	Press release, dated May 27, 2013

* Previously filed.

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